Contact

www.linkedin.com/in/
saramoorehead (LinkedIn)
www.alchemycomms.com
(Company)

Top Skills

Corporate Communications

Corporate Social Responsibility

Leadership

Sara Moorehead

End-of-Life Doula, Self Employed; Retired Strategic Communications
Leader
Greater Seattle Area

Summary

Experienced leader with a demonstrated history of working in the
management consulting industry. Strong professional skilled in
Strategic Communications, Leader Coaching, People Engagement,
Change Management, Crisis Management/Crisis Communications,
and Corporate Social Responsibility.

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Experience

Self Employed
End-of-Life Doula
March 2020 - Present (3 years 1 month)

End-of-Life Doulas provide emotional, spiritual, and physical support at an
intensely personal and crucial time. We assist people in finding meaning,
creating legacy, and planning for how the last days will unfold, asking the
question, "What do you need to die in peace?" We also guide and support
loved ones through the last days of life and ease the suffering of grief in its
early stages.

Recompose (https://www.recompose.life)
Member Board of Directors
June 2018 - Present (4 years 10 months)
Seattle, Washington, United States

Recompose offers an alternative choice to cremation and conventional burial
methods, using natural organic reduction to gently convert human remains into
soil, so that we can nourish new life after we die.

IslandWood
Member Board of Directors
September 2016 - Present (6 years 7 months)
Bainbridge

IslandWood is a unique environmental education center that opens the door
to nature for thousands of children, educators and families in our community.
From a 255-acre forested campus on Bainbridge Island that serves 4th &

5th grade classrooms and their teachers as well as grad students pursuing a certificate in Environmental Education, to in-city programs that connect kids to natural-world discoveries in their own communities, to running the education center at Brightwater wastewater treatment plant, IslandWood provides hands-on learning experiences that open up a world of wonder and possibilities for those it serves.

Alchemy Communications
Chief alchemist
August 2011 - Present (11 years 8 months)
Seattle Washington

The art and science of change communications.

We believe that meaningful communications are required for meaningful growth and change.

Change on any level – from organizational evolution, to reputational issues, to mass change initiatives, to individual growth – depends on knowing the essential elements: where you are going and who it is you need to bring through the transformation.

Whether customers, employees, managers, leaders, or the public, Alchemy Communications approaches strategic communications from the audience perspective to make certain you get the buy-in you need for success.

BECU
SVP Co-Operative Affairs (retired)
March 2013 - April 2019 (6 years 2 months)
Tukwila WA

BECU is a not-for-profit, member-owned credit union that continues to live the cooperative spirit of "people helping people" with a major focus on the financial well-being of our members and communities. In this role, I lead the team charged with building BECU's overall reputation, strategic communications, community outreach and engagement, philanthropy, sustainability and financial health.

Habitat for Humanity Seattle - King County
Member Board of Directors
September 2015 - March 2019 (3 years 7 months)
Seattle

Habitat for Humanity Seattle-King County is a community-based, volunteer driven low-income housing developer. Through its unique model of no-interest, no-profit loans and self-help homeownership, Habitat generates homeownership opportunities, or opportunities for home repair, for low and very-low income households. Through its unique model of no-interest, no-profit loans and self-help homeownership, Habitat generates homeownership opportunities, or opportunities for home repair, for low and very-low income households.

Barclays (independent contractor)
Media relations / consultant
August 2010 - October 2011 (1 year 3 months)

REI
Corporate Communications Manager
May 2009 - July 2010 (1 year 3 months)

Barclays Bank PLC
Director of Communications and Corporate Affairs, UKRB; Global Corporate Responsibility
October 2007 - April 2009 (1 year 7 months)

Barclays Bank PLC
Director of Corporate Affairs, Global Retail and Commercial Banking
2007 - 2007 (less than a year)

Washington Mutual
SVP - IC and Communications Partners
2003 - 2005 (2 years)

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Education

Whitman College
BA, Psychology · (1975 - 1979)

University of Cambridge
Executive Management · (2008 - 2008)

Stanford University Graduate School of Business
Strategic Innovation